Exhibit 99.10

Press Release

Total Enters Suriname With

50% Operated Stake in Exploration Block 58

Paris, December 23, 2019 – Total has signed an agreement with Apache Corporation to acquire a 50% working interest and operatorship in the highly prospective Block 58 offshore Suriname, further expanding Total’s footprint in the prolific Guyana-Suriname basin.

Block 58 is located on trend with the prolific discoveries in the adjacent Stabroek block in Guyana. The Maka-1 exploration well is currently being drilled on the block in a water depth of about 1,000 meters and preliminary results confirm the prospectivity of the license. Two additional exploration wells are planned to be drilled by Apache after the completion of Maka-1 before transferring the operatorship to Total.

“Total is pleased with this significant entry in Suriname where Total will become Operator and bring its deepwater expertise. The new license expands our positions in the Guyana-Suriname Basin, a highly favorable petroleum province,” said Arnaud Breuillac, President, Exploration & Production at Total. “We look forward to working alongside with Apache, and Staatsolie, the national oil company.”

At closing Total will pay a bonus of $100 million, plus its share of past costs. In the event developments are launched, Total will provide a reimbursable carry for a share of Apache’s capital expenditure for the development phase and make some additional payments linked to the development and production. Cost of carry and payments would then represent an acquisition cost of around $2 per barrel.

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About Total

Total is a major energy player that produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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